TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi
Greece
Telephone: +(30) 210-8128180

August 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549

Re:	Tops Ship Inc. Form F-1 (No. 333–194690) Post-Effective Amendment No. 4 to the Registration Statement on Form F-1

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Post-Effective Amendment No. 4 to the Registration Statement on Form F-1 that was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 5, 2016 be accelerated so that it will be made effective at 3:00 p.m. New York City time on August 10, 2016 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
TOP SHIPS INC.

By:	/s/ Evangelos J. Pistiolis Name: Evangelos J. Pistiolis Title: Chief Executive Officer